Exhibit 99.5

CONSENT OF NOMINEE FOR DIRECTOR

The undersigned understands that Leesport Financial Corp. (the "Company") intends to elect or appoint the undersigned as a member of the Company's board of directors. The undersigned hereby consents to be named as a director nominee in the Company's Registration Statement on Form S-4 and to serve as a director of the Company if elected or appointed.

Michael O'Donoghue